

**MyTravel Group plc**
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com



21 February 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 2







Dear Sirs

**MYTRAVEL GROUP plc ("the Company")**
**FILE NUMBER: 82-5049**

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 15th of February 2005, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares

Very truly yours,

Karen Houlihan

**Karen Houlihan**
**Company Secretarial Assistant**
**MyTravel Group plc**



Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050221

RNS Number:6894I
MyTravel Group plc
16 February 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Credit Suisse First Boston (Europe) Limited and Credit Suisse First Boston International

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not supplied

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

A ordinary shares of 1p each

10. Date of transaction

Not supplied

11. Date company informed

15 February 2005

12. Total holding following this notification

698,496,034 A ordinary shares of which 616,433,170 are held by Credit Suisse First Boston (Europe) Limited and 82,062,864 are held by Credit Suisse First Boston International

13. Total percentage holding of issued class following this notification

8.83% of the A ordinary shares of 1p

14. Any additional information

Credit Suisse First Boston (Europe) Limited (CSFBEL) and Credit Suisse First Boston International (CSFBI) are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which CSFBEL and CSFBI are interested

15. Name of contact and telephone number for queries

Mike Vaux - Tel +44 161 232 6567

16. Name and signature of authorised company official responsible for making

this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

16 February 2005



END

**CREDIT** | FIRST
**SUISSE** | BOSTON

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMTED

One Cabot Square
London
E14 4QJ
Telephone 020 7888 8888
Telex 092131 CSFBG

**Fax: 0161 232 6524**

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

15 February 2005

Dear Sirs

**MyTravel ("The Company")**

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 11 February 2005, following acquisitions, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 616,433,170 "A" shares

2. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

CSFB now holds a total interest of 698,496,034 shares being equivalent to approximately 9.03% of the total shares in issue of this class. (Shares outstanding being 7,731,057,122).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully



**Andrew Veasey**
Director – Legal and Compliance

**CREDIT | FIRST**
**SUISSE | BOSTON**

CREDIT SUISSE FIRST BOSTON (EUROPE) LIMTED

One Cabot Square
London
E14 4QJ

Telephone 020 7888 8888
Telex 092131 CSFBG

**Fax: 0161 232 6524**

The Company Secretary
MyTravel
Parkway One
300 Princess Road
Manchester
M41 7QU

14 February 2005

Dear Sirs

**MyTravel ("The Company")**

This notification relates to the ordinary "A" shares of the Company ("the shares") and is given in fulfillment of the obligations imposed under section 198 of the Companies Act 1985 ("the Act").

We hereby notify you that on 10 February 2005, following acquisitions and an increase in the number of shares in issue, CSFB (as defined below) holds the following interests in the issued share capital of the Company:

1. Credit Suisse First Boston (Europe) Limited (CSFBEL): 589,411,078 "A" shares

2. Credit Suisse First Boston International (CSFBI): 82,062,864 "A" shares.

CSFB now holds a total interest of 671,473,942 shares being equivalent to approximately 8.69% of the total shares in issue of this class. (Shares outstanding being 7,731,057,122).

CSFBEL and CSFBI are members of the Credit Suisse First Boston group of companies. Those group companies which are direct or indirect holding companies of CSFBEL and CSFBI are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSFBEL and CSFBI are interested.

Yours faithfully



**Andrew Veasey**
Director – Legal and Compliance

Registered Office as above
Registered in England No. 2087888
Authorised and Regulated by the Financial Services Authority
Member of the London Stock Exchange

# COURIER REQUEST FORM

IF YOU REQUIRE ITEMS TO BE DISPATCHED BY A COURIER SERVICE UK OR INTERNATIONAL, WOULD YOU PLEASE ENSURE YOU COMPLETE THE COURIER REQUEST FORM BELOW.

**FAILURE TO COMPLETE THE FORM MAY RESULT IN DISPATCH DELAY.**

G. HATTON
MAILROOM SUPERVISOR EXT 6786

DATE: 21/2/2005 REQUESTED BY:

(PRINT) Karen Houlihan (SIGN) [signature] EXT No. 6586

DEPARTMENT: .......................... DIVISION:

| DELIVERY REQUIREMENTS | |
|---|---|
| DATE | 23/2/2005 |
| A.M | |
| 09.00 | |
| 10.30 | |

| PLC | ✓ |
|---|---|
| International or Aviation | |
| Suncruises | |
| Accommodation | |

RECEIVERS NAME: SECURITIES + EXCHANGE

POST/ZIP CODE: 20549

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